Mail Stop 4561

January 16, 2009

Mrs. Maureen F. Cotton
President
Private Secretary, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re: Private Secretary, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2008**
> **File No. 333-156421**

Dear Mrs. Cotton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you describe your proposed business as developing and selling a software program that will allow for automatic call processing through VoIP technology. However, Note 1 to the financial statements states that you are a development stage company "organized to enter into the special event and concert production industry." Please explain and provide us with a copy of your business plan.

2. Name the officer/director who will sell the common stock on the cover page and briefly describe the role of that person in marketing the securities.   To the extent

that person has little or no experience in conducting an offering of this type, please include related risk factor disclosure.

3. Please provide us with an analysis of how the person who will be selling your shares meets the requirements of Rule 3a4-1 of the Exchange Act.

Summary Information, page 6

4. Please reconcile your statements regarding your cash position. You state on page 9 that your cash balance as of September 30, 2008 was $10,000. This statement does not appear to be consistent with the summary financial data on page 8. Please tell us whether you ever received payment of the $10,000 for the share subscriptions receivable and, if so, when. Also please confirm your current cash balance as of the most recent practicable date. Please revise as appropriate.

5. Please include in the table the ending dates of the periods for which the financial information is provided.

Risk Factors, page 8

6. Please include a prominently placed risk factor explaining that because there is no minimum purchase requirement in connection with this offering, you may receive some or no proceeds. Discuss the adverse consequences to investors in the event only limited proceeds are received. For example, it appears possible that the proceeds generated in the offering may not even be sufficient to defray the costs of the offering.

7. Please include a risk factor addressing Mrs. Cotton's lack of experience in the Voice Over Internet Protocol technology industry.

Plan of Distribution, page 17

8. In the first paragraph you state that "The Company is registering an additional 4,000,000 shares of its common stock for possible resale at the price of $0.02 per share." Please revise to clarify that the 4 million shares are being issued by the company and are not being issued for resale at this time by any selling stockholder.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 38

9. We note your statement in the second paragraph that you believe the proceeds from the offering "will likely allow [you] to operate for at least one year." Please

clarify whether your belief is based on the maximum amount of the offering being sold, on a minimum amount of the offering being sold or on some other basis. If your belief is based on the maximum amount of the offering being sold, please revise your disclosure to state how long the proceeds from the sale of each of 25%, 50%, and 75% of the shares, as indicated on page 14 in the Use of Proceeds section, will allow you to operate upon completion of the offering.

10. You state on page 38 in the fourth paragraph that you are "highly dependent upon the success of the anticipated private placement offering" described in the prospectus. Please clarify whether by this statement you are referring to the public offering described in the prospectus or to some other private placement offering. If the former, please revise for clarification. If the latter, please provide us with a description of the private placement transaction to which you refer.

Part II

Other Expenses of Issuance and Distribution, page 45

11. Given your statements throughout the prospectus estimating the costs associated with the offering to be approximately $7,000, please provide the actual or estimated amounts for the expenses itemized in this section. If exact amounts are not known, you may use estimates provided they are identified as such.

Exhibits

Legality Opinion

12. Please include in the legality opinion language identifying the type and amount of securities to be registered.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding distribution of the preliminary prospectus and requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Ryan Houseal, Attorney Advisor, at (202) 551-3105 or me at (202) 551-3457 with any other questions you may have. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735

Sincerely,

Maryse Mills-Apenteng
Staff Attorney

cc: Via Facsimile: (206) 260-0111
        Thomas E. Puzzo
        Law Offices of Thomas E. Puzzo, PLLC